UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 33-92434

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

DENDRITE 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENDRITE INTERNATIONAL, INC. 1200 MT. KEMBLE AVENUE MORRISTOWN, NEW JERSEY 07960

Dendrite 401(k) Plan Financial Statements and Supplemental Schedules December 31, 2002 Index

Report of Independent Auditors

To the Participants and Administrative Committee of
Dendrite 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Dendrite 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and schedule of non-exempt transactions for the year ended December 31, 2002, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

MetroPark, New Jersey
June 5, 2003

1

Dendrite 401(k) Plan Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Investments:
Investments, at fair value	$15,371,856	$15,616,160
Loans to participants	239,425	232,560

Total investments	15,611,281	15,848,720
Contributions receivable	203,081	158,874
Cash	2,215	7,014
Accrued income	4,815	2,104

Net assets available for benefits	$15,821,392	$16,016,712

2

Dendrite 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2002

Additions
Additions to net assets:
Employee contributions	$3,990,918
Employer contributions	1,278,395
Rollovers	67,588
Interest and dividends	277,093

Total additions	5,613,994
Deductions from net assets:
Benefits paid to participants	1,870,180
Net realized and unrealized (depreciation) in fair value of investments	(3,939,134)

Net decrease in net assets available for benefits	(195,320)
Net assets available for benefits, beginning of year	16,016,712

Net assets available for benefits, end of year	$15,821,392

See accompanying notes. 3

Dendrite 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.  Plan Description

The following description of the Dendrite 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document, as amended and restated, and to the summary plan description for more complete information.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and complies with the Internal Revenue Code of 1986, as amended (the “Code”). Those eligible to participate in the Plan are salaried employees of Dendrite International, Inc. and Subsidiaries (the “Company”) who have attained the age of 21.

Contributions

Participants may make elective salary deferral contributions up to 40 percent of their pretax compensation. Employee elected salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($11,000 in 2002 and $10,500 in 2001). Distributions from other qualified retirement plans can also be transferred into the Plan and retained as a rollover contribution.

The Company makes matching contributions to the accounts of participants who have completed one year of service with the Company. The match is equal to 50 percent of the participant’s contributions up to 6 percent of the participant’s total compensation.

Participant Accounts

Each participant’s account is credited with the participant’s elected salary deferral, employer matching contributions, and an allocation of the Plan’s earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the balance in their account. Terminated participants forfeit non-vested Company contributions.

Vesting

Participants are immediately 100 percent vested in their employee elected salary deferrals and earnings thereon. Vesting in employer matching contributions, forfeitures and earnings on these amounts is based on years of service. Participants vest at a rate of 20 percent per year, becoming fully vested after five years of credited service or attainment of normal retirement age, as defined.

4

Dendrite 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Quoted market prices are used to value investments. All realized and unrealized gains and losses are included as part of net appreciation or depreciation in fair value of investments in the statement of changes in net assets available for benefits. Cash equivalents are stated at cost which approximates fair value.

Investment Options

Participants may elect to invest their salary deferrals, along with the employer matching contribution, in various investment options with Merrill Lynch or in the Company’s common stock. Merrill Lynch is also the trustee of the Plan.

As defined in the Plan document, participants are allowed to redirect their future investment contributions or reallocate their existing account balances among investment options.

Forfeitures

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. Effective January 1, 2002, forfeitures are used to offset plan expenses. Prior to January 1, 2002, all forfeitures were allocated among participants employed as of the last day of the Plan year as additional matching contributions. All nonvested balances and unallocated forfeitures are included in the statements of net assets available for benefits at December 31, 2002 and 2001.

5

Dendrite 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

2.  Summary of Significant Accounting Policies (continued)

Administrative Expenses

Administrative expenses incurred in the operation of the Plan have been paid by the Company and are not reflected in the accompanying financial statements.

3.  Investments

The fair market value of individual investments that represent 5 percent or more of the Plan’s total net assets available for benefits as of December 31, 2002 and 2001, are as follows:

	December 31
	2002	2001
Investment:
Merrill Lynch Retirement Preservation Trust
Fund	$4,099,512	$2,685,453
Merrill Lynch S&P 500 Index Fund	2,463,101	2,577,536
Alliance Premier Growth Fund	3,080,888	4,383,597
Dreyfus Premier Balanced Fund	1,417,510	1,557,083
During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Common Stock	$443,731
Registered Investment Companies	3,495,403

$3,939,134

6

Dendrite 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

4.  Participant Loans

Participants are entitled to borrow in a limited capacity from the Plan. Loans are limited to the lesser of $50,000 or 50 percent of the participant’s vested account balance with a minimum loan amount of $1,000. Loan repayments are made in the form of direct withdrawals from the participant’s payroll funds. Loans bear interest at the prime rate and are repayable over no more than five years, unless the loan provides funding for the purchase of the participant’s principal residence in which case it is repayable over 20 years.

5.  Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 5, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain its qualified status.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.  Subsequent Event

On January 23, 2003 the Software Associates International, Inc. 401(k) Plan was merged into the Plan. On that date, $2,826,415 was transferred into the Dendrite 401(k) Plan.

7

Supplemental Schedules

EIN: 22-2786386 Plan #: 001

Dendrite 401(k) Plan Schedule G, Part III — Schedule of Non-Exempt Transactions Year ended December 31, 2002

	Relationship to Plan, Employer or	Description of Transactions, Including Maturity Date, Rate of Interest, Par or Maturity Value					Expenses Incurred		Current Value of Asset at	Net Gain
Identity of Party Involved	Other Party-in-Interest	Payroll Date	Posted Date	Payroll Amount	Purchase Price	Selling Price	with Transaction	Cost of Asset	Date of Transaction	(Loss) on Sale
Dendrite International, Inc.	Employer	11/29/02	2/20/03	$7,747	$7,747			$7,747	$7,747	$ —
Dendrite International, Inc.	Employer	12/31/02	2/20/03	648	648			648	648	—
Dendrite International, Inc.	Employer	12/31/02	2/20/03	5,004	5,004			5,004	5,004	—
Dendrite International, Inc.	Employer	12/31/02	5/14/03	912	912			912	912	—
8

EIN: 22-2786386 Plan #: 001

Dendrite 401(k) Plan Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Registered Investment Companies:
AIM	Japan Growth Fund	$2
Alliance	Premier Growth Fund	3,080,888
Alger	Mid Cap	376,869
American	Growth Fund	5,224
American	Growth Fund	80,078
Calvert	Income Fund	251,597
Davis	New York Venture Fund	157,562
Dreyfus	Premier Balanced Fund	1,417,510
Eaton Vance	Income Fund of Boston	37,582
Federated	International Equity Fund	1,370
Franklin Mutual	Financial Fund	135,713
IVY	International Fund	574
Lord Abbett	Mid Cap Value	7,817
Merrill Lynch*	Healthcare Fund	358,974
Merrill Lynch*	Pacific Fund	87,460
Merrill Lynch*	S&P 500 Index Fund	2,463,101
Oppenheimer	Enterprise Fund	44,934
PIMCO	MFS Small Cap Value Fund	104,517
PIMCO	Total Return Fund	471,567
Seligman Henderson	Global Technology	228,696
The Managers	Special Equity Fund	4,638
The Managers	Special Equity Fund	25,639
Templeton	Foreign Fund	666,783
Van Kampen	Emerging Growth Fund	553,554
Van Kampen	Growth & Income Fund	82,501

		10,645,150
Common stock:
Dendrite International, Inc.*	Common Stock	535,254
Other investments:
Merrill Lynch*	Self-Direct RCMA Option	91,940
Common/Collective Trusts:
Merrill Lynch*	Retirement Preservation Trust Fund	4,099,512
Loans to participants*	Interest rates range from 5.75% to 10.5%	239,425

		$15,611,281

* Represents a party-in-interest to the Plan 9

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dendrite 401(k) Plan Dated: June 30, 2003 ———————————— By: /s/ Christine A. Pellizzari —————————————— Christine A. Pellizzari Member, Retirement Committee

10

Exhibit Index

Exhibit Number	Document
Exhibit 23.1	Consent of Ernst & Young LLP
11